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GIAN-MICHELE A MARCA
(415) 693-2148
gmamarca@cooley.com

February 21, 2006

Via EDGAR and Federal Express

John Reynolds
Thomas Kluck
Mike Karney
Babette Cooper
Terence O’Brien
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acquicor Technology Inc.
Registration Statement on Form S-1
Amendments Nos. 4 and 5 to Registration Statement on
Form S-1
Filed January 19, 2006 and February 2, 2006, respectively
File No. 333-128058
Ladies and Gentlemen:
On behalf of our client, Acquicor Technology Inc. (“Acquicor” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Acquicor’s Amendment No. 6 to its Registration Statement on Form S-1 (File No. 333-128058), and are providing to you in hard copy form a copy of such amendment marked to show changes from Amendment No. 4 to the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2006 (as amended, the “Registration Statement”).
Amendment No. 6 is being filed in response to your letter dated February 13, 2006 (the “Comment Letter”), setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Registration Statement. This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 6.
General
     1. Comment: We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if two conditions are met which include public stockholders owning less than 20% of the shares in this offering both vote against the business combination and exercise their conversion rights. Please explain whether in the company’s view the 20%

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threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination. We may have further comment.
     Response: In response to the Staff’s comment, the Company believes that the 20% threshold cannot be lowered after the offering is effective and prior to the vote regarding the initial business combination. The Company’s view is based on the applicable provisions of its amended and restated certificate of incorporation (the “Restated Certificate”), which may be amended only with the unanimous consent of the Company’s stockholders, and the unlikelihood of obtaining such consent. However, we respectfully refer the Staff to our discussion in response to Comment No. 2 below as the same issues apply to the 20% threshold.
     2. Comment: We note disclosure in section 5, in the Amended and Restated Certificate of Incorporation of Acquicor Technology Inc. that states “[p]aragraphs A through H set forth below shall apply during the period commencing upon the closing of the initial public offering pursuant to an effective registration statement... and terminating upon the consummation of a Business Combination (the “Restrictive Period”) and shall not be amended during such Restrictive Period without the unanimous consent of the Corporation’s stockholders.” (emphasis added). Please provide us with a legal analysis as to whether or not an amendment to the provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended and if so on what basis; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.
     Response: We respectfully note that the validity of a unanimous stockholder consent requirement in a corporate charter has not been settled under the Delaware General Corporation Law (the “DGCL”). As such, it is unclear whether a court in Delaware may conclude that, notwithstanding the unanimous consent requirement, the business combination procedures set forth in paragraphs A through H of Article V of the Restated Charter (the “Business Combination Procedures”) could be amended with a lower threshold of stockholder consent than 100%, assuming the applicable statutory requirements have otherwise been complied with.
     Supermajority voting requirements are explicitly authorized by Section 102(b)(4) of the DGCL, which states, in relevant part, that:
“... the certificate of incorporation may also contain ... [p]rovisions requiring for any corporate action, the vote of a larger portion of the stock or of any class or series thereof, or of any other securities having voting power, or a larger number of the directors, than is required by this chapter.”
DEL. CODE. ANN. tit. 8, § 102(b)(4) (2006). Section 102(b)(4) does not place an upper limit on the percentage vote that may be required, but it does not explicitly authorize a unanimity requirement.

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     In addition, supermajority voting requirements for charter amendments are implicitly authorized by Section 242(b)(4) of the DGCL, which states, in relevant part, that where a charter provision requires a supermajority vote for any corporate action, then that same supermajority vote is also required to amend such provision. See DEL. CODE. ANN. tit. 8, § 242 (2006) (“Section 242”). Delaware courts have upheld supermajority voting requirements as high as 75% to approve a charter amendment. See Sellers v. Jos. Bancroft & Sons Co., 2 A.2d 108, 112-113 (Del. Ch. 1938). The Sellers court declined to rule on the validity of a 100% stockholder voting requirement in another part of the charter, because that provision was not at issue. The court noted in dicta that if the 100% provision were at issue, it would “then be time to consider whether it is permissible for a corporation” to make a charter provision “practically irrepealable” by imposing a unanimity requirement for amendment. Id. at 114. However, this question has not been ruled on by a Delaware court to date, and treatises mentioning the issue state that it remains undecided. See, e.g., 1 Balotti, The Delaware Law of Corporations & Business Organizations (3d ed. Supp. 2006) §7.24 at 7-52-53.
     The unanimous stockholder consent requirement could be deemed invalid by virtue of rendering charter provisions “practically irrepealable,” contrary to public policy implicit in the DGCL. Under Delaware law, a corporation may amend its charter, provided that the enumerated requirements of Section 242 have been complied with and such amendment has been consented to by shareholders as provided in Section 242. A charter provision may not conflict with “a statutory enactment or a public policy settled by the common law or implicit in the General Corporation law itself.” Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. Supr. 1952). Thus, a court may decide that the unanimous consent requirement for amendment during the Restricted Period conflicts with a public policy implicit in Section 242 favoring a corporation’s right to amend its charter.
     Notwithstanding the foregoing, the Company views the Business Combination Procedures as a binding contractual obligation imposed by its charter, which cannot be amended without compliance with the unanimous stockholder consent requirement. Further, the Company believes that the investors are adequately protected by the direct statements throughout the Registration Statement as to the Company’s obligations with respect to the Business Combination Procedure provisions of the Company’s certificate of incorporation to which the Staff has referred in the comment letter. For example, the Company makes the following statements in the Registration Statement:
•	“We will not take any actions to waive or amend any of the procedures governing the approval of our initial business combination.” (page 5)

•	“We will not take any actions to waive or amend any of the procedures governing our initial business combination.” (page 6)

•	“However, we view the foregoing provisions as obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions.” (page 12)

•	“We will not take any actions to waive or amend any of the procedures governing our initial business combination.” (page 43)

•	“However, we view the foregoing provisions as obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions.” (page 45)

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     None of these affirmative statements are qualified by reference to the Company’s certificate of incorporation; as such, no inference is created that any amendment of the related provision in the Company’s certificate of incorporation would, in any way, diminish the obligations of Company, or its officers and directors, in respect of these statements under the U.S. federal securities laws. Irrespective of whether the Company’s certificate of incorporation may be amended, the Company believes that these statements should provide ample comfort to our investors with respect to these obligations.
     Further, in light of the uncertainty under Delaware law as to the validity of the unanimous consent requirement, the Company has added the following new risk factor beginning on page 11 of the prospectus:
“Under Delaware law, the requirements and restrictions relating to this offering contained in our amended and restated certificate of incorporation may be amended, which could reduce or eliminate the protection afforded to our stockholders by such requirements and restrictions.
     Our amended and restated certificate of incorporation contains certain requirements and restrictions relating to this offering that will apply to us until the consummation of a business combination. Specifically, our amended and restated certificate of incorporation provides, among other things, that:
•	upon consummation of this offering, $143,078,004 (or such other amount up to $164,453,004 depending on the amount of the over-allotment option that is exercised, if any) of the proceeds from this offering and the private placement will be placed into the trust account, which proceeds may not be disbursed from the trust account except in connection with a business combination, upon our liquidation or as otherwise permitted in the amended and restated certificate of incorporation, provided that up to $750,000 of the interest earned on the trust account (net of taxes payable on such interest) may be released to us to cover a portion of our operating expenses;

•	prior to the consummation of a business combination, we will submit such business combination to our stockholders for approval;

•	we may consummate the business combination if approved by a majority of our stockholders and public stockholders owning less than 20% of the shares sold in this offering exercise their conversion rights;

•	if a business combination is approved and consummated, public stockholders who voted against the business combination and exercised their conversion rights will receive their pro rata share of the trust account;

•	if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time periods specified in this prospectus, then we will be dissolved and distribute to all of our public stockholders their pro rata share of the trust account; and

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•	we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or similar transaction other than a business combination that meets the conditions specified in this prospectus, including the requirement that the business combination be with an operating business whose fair market value is equal to at least 80% of our net assets at the time of such business combination.
Our amended and restated certificate of incorporation requires that we obtain unanimous consent of our stockholders to amend the above provisions. However, the validity of unanimous consent provisions under Delaware law has not been settled. A court could conclude that the unanimous consent requirement constitutes a practical prohibition on amendment in violation of the stockholders’ implicit rights to amend the corporate charter. In that case, the above provisions would be amendable without unanimous consent and any such amendment could reduce or eliminate the protection afforded to our stockholders. However, we view the foregoing provisions as obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions.”
     3. Comment: We note our recent telephone conversation with counsel to the underwriters’ concerning the posting of certain information regarding the company and this offering on a third-party website. The staff is currently reviewing this matter and reserves the right to comment.
     Response: The Company respectfully notes the Staff’s comment.
Use of Proceeds, page 26
     4. Comment: Please disclose whether the remaining interest earned on the trust account, after $750,000 is paid for operating expenses, will be kept in the trust for purposes of acquiring a business or released to investors upon liquidation.
     Response: In response to the Staff’s comment, the Company has revised the disclosure in the prospectus on pages 4, 28, 34 and 49 to clarify that interest earned on the trust account following payment of $750,000 to cover operating expenses will be kept in the trust for purposes of acquiring a business or released to investors upon liquidation.
Comparison of Offerings of Black Check Companies, page 45
     5. Comment: On pages 45 and 46, the company states that $95,478,000 of the net proceeds will be placed in a trust account. It appears that the balance should be $97,478,000. Please revise or advise.
     Response: In response to the Staff’s comment and as a result of an increase in the offering size from $100,000,000 to $150,000,000, the Company has recalculated the net proceeds from this offering to be placed in the trust account and has conformed the disclosure on page 47. The Company respectfully notes the disclosure in this section does not include net proceeds from the private placement.
Part II — Exhibits

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     6. Comment: Please file executed copies of the agreements, e.g., Private Placement Unit Purchase Agreement and Registration Rights Agreement.
     Response: The Company respectfully notes the Staff’s comment. In connection with Amendment No. 6, the Company revised both the Private Placement Unit Purchase Agreement and the Registration Rights Agreement, both of which have been re-filed as exhibits. However, it was unable to obtain all signatures to the above-referenced agreements due to one of the signatories being away on vacation. The Company intends to file the executed copies of such agreements once it obtains the missing signature. In addition, we note that the other agreements, e.g., the Underwriting Agreement and the Investment Management Trust Agreement, will be executed either at effectiveness of the registration statement or at the closing of the offering.
     7. Comment: Please file the legality opinion with the next amendment.
     Response: The Company respectfully notes the Staff’s comment and confirms that it has filed the legality opinion as Exhibit 5.1 to Amendment No. 6.
* * * * *
Please do not hesitate to contact me at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or the Registration Statement.
Sincerely,
/s/ Gian-Michele a Marca
Gian-Michele a Marca

cc:	Gilbert F. Amelio, Chairman and Chief Executive Officer, Acquicor Technology Inc.
Kenneth F. Guernsey, Esq., Cooley Godward LLP, counsel to issuer
Floyd I. Wittlin, Esq., Bingham McCutchen LLP, counsel to the underwriters